U.S. Department of Veterans Affairs
Veterans Health Administration
Boston Healthcare System

News Release

VA Boston Healthcare System
1400 VFW Parkway
West Roxbury, MA 02132
Contact: Winfield S. Danielson III
617-435-7809
winfield.danielsoniii@va.gov

FOR IMMEDIATE RELEASE
Jan. 30, 2025

Clinical study on use of Raman spectroscopy device to detect skin cancer

BOSTON – VA Boston and VA Tampa healthcare systems launched a multi-site FDA clinical study with Vita Imaging Inc. Friday, Jan. 24, 2025, to evaluate the effectiveness of Vita Imaging's AURA Raman spectroscopy device in the detection of melanoma and other skin cancers.

"Veterans are at increased risk for skin cancer," said Dr. Rebecca Hartman, the study's principal investigator, chief of Dermatology at VA Boston Healthcare System and assistant professor of dermatology at Brigham and Women's Hospital and Harvard Medical School. "Raman spectroscopy is non-invasive and can be used in real-time, which we hope will lead to earlier detection, more precise surgical interventions and ultimately better outcomes with fewer unnecessary biopsies."

Raman spectroscopy illuminates the skin and analyzes the scattered light to create a molecular fingerprint that can be used to identify and differentiate between different types of skin cancer and normal skin, as well as precancerous conditions and non-malignant skin disorders.

About VA Boston Healthcare System

VA Boston HCS provides comprehensive health care and services to more than 60,000 Veterans from the greater Boston area and across New England, including primary care, mental health, vision care, surgery, rehabilitation services, oncology and diagnostic imaging, as well as emergency services, long-term care and a spinal cord injury unit.

About Vita Imaging Inc.

Vita Imaging is a Silicon Valley medical technology company committed to developing and commercializing physician support systems for the screening and detection of cancer in the skin and internal organs.

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Raman spectroscopy to detect skin cancer study – 2 of 2


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AURA, Vita Imaging's Raman skin cancer detection device, which is pending FDA approval. Its effectiveness in detecting melanoma and other skin cancers is being evaluated in the multi-site FDA clinical validation study that commenced in January 2025 at VA Boston and VA Tampa healthcare systems. (Photo courtesy of Vita Imaging Inc.)

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